SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                 METROCALL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    591647102
                                 (CUSIP Number)


                                Martin H. Neidell
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                      New York, New York 10038 212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D


--------------------------------------     ------------------------------------
CUSIP No.   591647102                        Page           of        Pages
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   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
   Page America Group, Inc.


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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                 (b)  |X|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

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  NUMBER OF              7        SOLE VOTING POWER         5,046,196
                 --------------------------------------------------------------
   SHARES                8        SHARED VOTING POWER
                 --------------------------------------------------------------
BENEFICIALLY
  OWNED BY               9        SOLE DISPOSITIVE POWER    5,046,196
                 --------------------------------------------------------------
    EACH
  REPORTING             10        SHARED DISPOSITIVE POWER
 PERSON WITH

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,046,196
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.8%

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14 TYPE OF REPORTING PERSON*
   CO

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
     This Amendment No. 1 to Schedule 13D is being filed by Page America Group, Inc., a New York corporation ("Page America") relating to the Common Stock of Metrocall, Inc. (the "Company"). Terms defined in the original Schedule 13D shall have the same meaning when used herein.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Page America owns 3,161,856 shares of Common Stock of the Company and 1,500 shares of Series B Junior Convertible Preferred Stock (the "Series B Preferred Stock") of the Company. Beginning on each of September 1, 1997, December 1, 1997, March 1, 1998 and July 1, 1998, the holders of Series B Preferred Stock have the right to convert up to 25% of such initially issued stock into that number of shares of Common Stock of the Company equal to the stated value of the Series B Preferred Stock (initially $10,000 per share) divided by the average of the closing price of the Company's Common Stock for the ten trading days prior to each conversion date. As the result of the foregoing, the Series B Preferred Stock convertible on September 1, 1997, December 1, 1997 and March 1, 1998 is convertible into an aggregate of 1,884,340 shares of Common Stock of the Company.

     The Common Stock and Series B Preferred Stock which is presently convertible into common stock give Page America beneficial ownership of 5,046,196 shares of Common Stock of the Company, which constitute approximately 11.8% of the outstanding shares of Common Stock of the Company.

     During the preceding 60 days, Page America sold the following shares of Common Stock of the Company in brokerage transactions in open market sales:

Date                     Number Sold                    Sale Price
----                    ------------                    ----------
2/24/98                   23,500                          $ 7.25
2/25/98                    6,600                            7.25
3/19/98                  200,000                            7.125
3/19/98                   11,700                            7.25
3/19/98                    9,000                            7.3125
3/19/98                    1,000                            7.375
3/23/98                   50,000                            7.00
3/24/98                  100,000                            7.00
3/27/98                  100,000                            7.00

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PAGE AMERICA GROUP, INC.


                                   By /s/ David A. Barry
                                     David A. Barry
                                     Chairman of the Board
Dated:  April  6, 1998